Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

April 4, 2016

Mr. Mark Cowan, Esq.

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Life Insurance Company

Separate Account VA B

Transamerica Variable Annuity O-Share

Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-189435)

Transamerica Life Insurance Company

Separate Account VA B

Transamerica AxiomSM II

Post-Effective Amendment No. 4 to Form N-4 Registration Statement (File No. 333-186029)

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Transamerica Variable Annuity O-Share

Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-189436)

Transamerica Financial Life Insurance Company

Separate Account VA BNY

Transamerica AxiomSM II

Post-Effective Amendment No. 4 to Form N-4 Registration Statement (File No. 333-186033)

Dear Mr. Cowan:

This letter responds to oral comments that you provided on November 30, 2015 with respect to the collective above-referenced Post-Effective Amendment filings (the “(a) Filing(s)”) for Separate Account VA B of Transamerica Life Insurance Company (“TLIC”) and Separate Account VA BNY of Transamerica Financial Life Insurance Company (“TFLIC,” collectively with TLIC, “Transamerica” or “we”) relating to the Transamerica Variable Annuity O-Share and the Transamerica AxiomSM II products.

As you know, the (a) Filings were intended to afford Transamerica with the ability to update on a periodic basis certain rider features through the use of a “rate sheet” filing pursuant to Rule 497 of the Securities Act of 1933. Each (a) Filing included for the Staff’s review: (1) the most recently updated statutory prospectus, (2) a supplement to reflect the use of a rate sheet, which amended the

Mr. Mark Cowan, Esq.

April 4, 2016

2 | P a g e

applicable prospectus disclosures, and (3) a sample rate sheet (the “Rate Sheet Prospectus Supplement”).

In addition to the comments set forth below, during subsequent telephone conversations with Bill Kotapish, Sally Samuels and you, we were informed of another Staff comment. The Staff commented that, instead of providing contract owners with three disclosure documents, a prospectus, a supplement and a Rate Sheet Prospectus Supplement, the supplement should be incorporated into an updated prospectus. As further discussed with the Staff, due to the re-printing costs involved, Transamerica elected to delay the effective date of the (a) Filings until May 1, 2016 to coincide with its annual update reprinting process. Accordingly, due to this change in approach, certain Staff comments are no longer applicable, as they pertained only to the supplement approach originally set forth in the (a) Filings. We have noted such instances below.

For your convenience, we have restated those comments below, and followed each comment with our response.

RATE SHEET COMMENTS:

1.	Heading – Please clarify the heading to read “Rate Sheet Prospectus Supplement dated , 2016 (for Applications signed on or after , 2016).

Response:  The disclosure has been revised as requested.

2.	Second paragraph of Rate Sheet – Add “as amended” at the end of the paragraph.

Response:  The disclosure has been revised as requested.

3.	Third paragraph of Rate Sheet – Delete 3rd and 4th sentences, which state as follows: “It is also possible for a new Rate Sheet Prospectus Supplement to be filed prior to March 31, 2016, which would supersede this supplement. We are under no obligation to notify you that this Rate Sheet Prospectus Supplement is no longer in effect.” The last sentence should remain.

Response:  The disclosure has been revised as requested.

4.	Third paragraph of Rate Sheet – Add additional disclosure noting that the growth percentage and withdrawal percentage will not change for the life of your contract.

Response:  The disclosure has been revised as requested with regard to the withdrawal percentage. The growth percentage can change upon manual reset.

5.	Third paragraph of Rate Sheet – Add additional language indicating that the Rate Sheet Prospectus Supplement applicable to your contract will be included with your prospectus.

Response:  The disclosure has been revised as requested.

Mr. Mark Cowan, Esq.

April 4, 2016

3 | P a g e

6.	Last paragraph starting with “Please note:” – Delete the portion of the first sentence through the end of that sentence, as follows: “or earlier if a new Rate Sheet Prospectus Supplement is filed prior to the end of the period discussed above since that new Rate Sheet Prospectus Supplement would supersede this supplement.”

Response:  The disclosure has been revised as requested.

SUPPLEMENT COMMENTS:

7.	New Heading – Add headings before each italicized introduction paragraph with the name of the section being updated followed by “(for applications signed on or after January 1, 2016)”.

Response:  Transamerica has elected to incorporate the supplement into the prospectus, and the comment is not applicable to the prospectus.

8.	Update to the Italicized introduction paragraphs – Remove “to the extent consistent” and add “in its entirety” before “replaces”.

Response:  Transamerica has elected to incorporate the supplement into the prospectus, and the comment is not applicable to the prospectus.

9.	Additional updated to Italics introduction paragraphs – Add a page reference at the end of each of the italicized introduction paragraphs. In the first introduction paragraph only, also add “for applications signed on or after January 1, 2016” after the page reference.

Response:  Transamerica has elected to incorporate the supplement into the prospectus, and the comment is not applicable to the prospectus.

10.	Defined Terms – Please verify if the defined terms used in the supplement are defined in prospectus to determine whether they should be defined within the supplement.

Response:  Transamerica has elected to incorporate the supplement into the prospectus, and the comment is not applicable to the prospectus.

11.	First Full Paragraph– Clarify the reference to the word “below” in the first full paragraph.

Response:  Language has been clarified as requested.

12.	First paragraph – Regarding the first paragraph, and the sentence starting with “The withdrawal percentage and growth percentage”, please delete “that are.” Additionally, please replace, “which may be amended from time to time by us” with “attached to your prospectus”.

Response:  The disclosure in the Retirement Income Choice® 2.0 – Base Benefit (for the O-Share product) and in the Retirement Income Choice® 1.6 – Base Benefit (for the Axiom

Mr. Mark Cowan, Esq.

April 4, 2016

4 | P a g e

IISM product) sections of the prospectuses have been revised to provide, “The withdrawal and growth percentage will be disclosed in a Rate Sheet Prospectus Supplement included with your prospectus.

13.	Updates to the second paragraph under “Withdrawal Percentage” – Please add “attached to your prospectus” after “Rate Sheet Prospectus Supplements”, delete the remainder of the sentence and delete the subsequent two sentences in their entirety.

Response:  The disclosure in the Retirement Income Choice® 2.0 – Base Benefit (for the O-Share product) and in the Retirement Income Choice® 1.6 – Base Benefit (for the Axiom IISM product) sections of the prospectus have been revised by adding “included with your prospectus” after “Rate Sheet Prospectus Supplements” and the deletion of the remainder of the sentence and the following two sentences in their entirety.

14.	Additional updates to the second paragraph under “Withdrawal Percentage” – Regarding the language beginning with “In order to receive the applicable…,” please use the same language reflected in the Rate Sheet Prospectus Supplement which provides “In order for you to receive the withdrawal percentage reflected in the Rate Sheet Prospectus Supplement, your application must be signed within the time period disclosed in the Rate Sheet Prospectus Supplement. We must also receive your completed application within 7 calendar days from the date that this supplement is no longer effective, and the policy must be funded within 60 calendar days from the date that this supplement is no longer effective. If these conditions are not met, your application will be considered not in good order. If you decide to proceed with the purchase of the policy, additional paperwork may be required to issue the policy with the applicable rates in effect at that time. Also, please add a reference to your website in the last sentence of the paragraph.

Response:  The disclosure in the Retirement Income Choice® 2.0 – Base Benefit-Withdrawal Percentage (for the O-Share product) and in the Retirement Income Choice® 1.6 – Base Benefit-Withdrawal Percentage (for the Axiom IISM product) sections of the prospectus have been revised as requested.

15.	Updates to the “Please note” paragraph under “Withdrawal Percentage” – Remove “generally” and add a reference at the end of the sentence to where information regarding the Automatic Step-Up can be found.

Response:  The disclosure in the Retirement Income Choice® 2.0 – Base Benefit-Withdrawal Percentage (for the O-Share product) and in the Retirement Income Choice® 1.6 – Base Benefit-Withdrawal Percentage (for the Axiom IISM product) sections of the prospectus have been revised as requested.

16.	Updates to the second paragraph under “Growth” – Add “attached to your prospectus” after “Rate Sheet Prospectus Supplements,” delete the remainder of the sentence and delete the following two sentences in their entirety.

Response:  The disclosure in the Retirement Income Choice® 2.0 – Base Benefit-Growth (for the O-Share product) and in the Retirement Income Choice® 1.6 – Base Benefit-

Mr. Mark Cowan, Esq.

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Growth (for the Axiom IISM product) sections of the prospectuses have been revised by adding “included with your prospectus” after “Rate Sheet Prospectus Supplements” and the deletion of the remainder of the sentence and the following two sentences in their entirety.

17.	Additional updates to the second paragraph under “Growth” – Regarding the language beginning with, “In order to receive the applicable….,” please use the same language reflected in the Rate Sheet Prospectus Supplement. Also, please add a reference to your website in the last sentence in the paragraph.

Response:  The disclosure in the Retirement Income Choice® 2.0 – Base Benefit-Growth (for the O-Share product) and in the Retirement Income Choice® 1.6 – Base Benefit-Growth (for the Axiom IISM product) sections of the prospectus have been revised as requested.

RATE SHEET PROSPECTUS SUPPLEMENT SUGGESTIONS:

18.	Rate Sheet Prospectus Supplements available on Edgar System – Please add language that refers a customer to ww.sec.gov and include the registrant’s applicable ‘33 Act and ‘40 Act file number references to access a Rate Sheet Prospectus Supplement filing.

Response:  The disclosure has been revised in the prospectus to refer a customer to ww.sec.gov and includes the registrant’s applicable ‘33 Act and ‘40 Act file number references to access a Rate Sheet Prospectus Supplement filing.

19.	Supplement Retention – Add disclosure indicating that “Rate Sheet Prospectus Supplements should be read, kept with your prospectus and retained for your records.”

Response:  Transamerica has elected to incorporate the supplement into the prospectus, and the comment is not applicable to the prospectus.

20.	Growth Percentage disclosure – Note that the Growth percentage cannot change for the life of your contract.

Response:  This disclosure has not been revised, as the growth percentage may change upon manual reset.

Mr. Mark Cowan, Esq.

April 4, 2016

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I trust that the responses provided in this letter address your comments adequately. We have attached the revised pages from the prospectus and the Rate Sheet Prospectus Supplement for your reference. If you have any questions regarding these responses, please contact the undersigned at 720-482-8828 or Alison Ryan at (213) 742-5216. Thank you very much for your assistance with this filing.

Sincerely,

Julie Collett
Senior Counsel
Transamerica Life Insurance Company and
Transamerica Financial Life Insurance Company

~~The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is contained in a registration statement filed with the Securities and Exchange Commission and we may not sell these securities until that registration statement is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.~~

~~PROSPECTUS SUPPLEMENT (Subject to Completion, Issued October 13, 2015)~~

~~(To Prospectus dated May 1, 2015)~~

TRANSAMERICA VARIABLE ANNUITY O-SHARE

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

SEPARATE ACCOUNT VA B

Supplement dated                     ~~, 2015~~May 1, 2016

(for Applications signed on or after May 1, 2016)

to the

Prospectus dated May 1, ~~2015~~2016

This Rate Sheet Prospectus Supplement (this “supplement”) should be read and retained with the prospectus for the Transamerica Variable Annuity O-Share variable annuity. If you would like another copy of the current prospectus, please call us at (800) 525-6205.

We are issuing this supplement to provide the growth percentage and withdrawal percentages that we are currently offering for the Retirement Income Choice® 2.0. This supplement replaces and supersedes any previously issued Rate Sheet Prospectus Supplement(s), and must be used in conjunction with an effective Transamerica Variable Annuity O-Share variable annuity prospectus, as amended.

The rates below apply for applications signed between ~~January~~May 1, 2016 and ~~March 31~~June 30, 2016. The growth percentage and withdrawal percentages may be different than those listed below for applications signed after ~~March 31~~June 30, 2016. ~~It is also possible~~The withdrawal percentage applicable to your policy will not change for ~~a new~~the life of your policy. The growth percentage can change upon manual reset. The Rate Sheet Prospectus Supplement ~~to be filed prior~~applicable to ~~March 31, 2016, which would supersede this supplement. We are under no obligation to notify~~ your ~~that this Rate Sheet Prospectus Supplement is no longer in effect.~~ policy will be included with your prospectus. Please work with your financial professional or visit www.transamerica.com to confirm the current rates.

GROWTH PERCENTAGE

~~5.50%~~

[        ]%

WITHDRAWAL PERCENTAGE

Age at time of first withdrawal	Withdrawal Percentage - Single Life Option*	Withdrawal Percentage - Joint Life Option*
0-58	0.00%	0.00%
59-64	~~4.00%~~[ ]%	~~3.75%~~[ ]%
65-79	~~5.00%~~[ ]%	~~4.75%~~[ ]%
≥ 80	~~6.00%~~[ ]%	~~5.75%~~[ ]%

* The withdrawal percentage is determined by the annuitant’s age (or the annuitant’s spouse’s age if younger and the joint life option is elected) at the time of the first withdrawal taken on or after the rider anniversary immediately following the annuitant’s (or the annuitant’s spouse’s if younger and the joint life option is elected) 59th birthday.

Please note: In order for you to receive the growth percentage and withdrawal percentages reflected above, your application must be signed within the time period disclosed above ~~or earlier if a new Rate Sheet Prospectus Supplement is filed prior to the end of the period discussed above since that new Rate Sheet Prospectus Supplement would supersede this supplement.~~. We must also receive your completed application within 7 calendar days from the date that this supplement is no longer effective, and the policy must be funded within 60 calendar days from the date that this supplement is no longer effective. If these conditions are not met, your application will be considered not in good order.

Please keep this Rate Sheet Prospectus Supplement for future reference.

~~PROSPECTUS SUPPLEMENT (Subject to Completion, Issued October 13, 2015)~~

~~(To Prospectus dated May 1, 2015)~~

If you decide to proceed with the purchase of the policy, additional paperwork may be required to issue the policy with the applicable rates in effect at that time.

Please keep this Rate Sheet Prospectus Supplement for future reference.

~~The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is contained in a registration statement filed with the Securities and Exchange Commission and we may not sell these securities until that registration statement is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.~~

~~PROSPECTUS SUPPLEMENT (Subject to Completion, Issued October 13, 2015)~~

~~(To Prospectus dated May 1, 2015)~~

TRANSAMERICA AXIOMSM II

Issued by

TRANSAMERICA LIFE INSURANCE COMPANY

SEPARATE ACCOUNT VA B

Supplement dated                     ~~, 2015~~May 1, 2016

(for Applications signed on or after May 1, 2016)

to the

Prospectus dated May 1, ~~2015~~2016

This Rate Sheet Prospectus Supplement (this “supplement”) should be read and retained with the prospectus for the Transamerica AxiomSM II variable annuity. If you would like another copy of the current prospectus, please call us at (800) 525-6205.

We are issuing this supplement to provide the growth percentage and withdrawal percentages that we are currently offering for the Retirement Income Choice® 1.6. This supplement replaces and supersedes any previously issued Rate Sheet Prospectus Supplement(s), and must be used in conjunction with an effective Transamerica Axiom SM II variable annuity prospectus, as amended.

The rates below apply for applications signed between ~~January~~May 1, 2016 and ~~March 31~~June 30, 2016. The growth percentage and withdrawal percentages may be different than those listed below for applications signed after ~~March 31~~June 30, 2016. ~~It is also possible~~The withdrawal percentage applicable to your policy will not change for ~~a new~~the life of your policy. The growth percentage can change upon manual reset. The Rate Sheet Prospectus Supplement ~~to be filed prior~~applicable to ~~March 31, 2016, which would supersede this supplement. We are under no obligation to notify~~ your ~~that this Rate Sheet Prospectus Supplement is no longer in effect.~~ policy will be included with your prospectus. Please work with your financial professional or visit www.transamerica.com to confirm the current rates.

GROWTH PERCENTAGE

~~5.50%~~

[        ]%

WITHDRAWAL PERCENTAGE

Age at time of first withdrawal	Withdrawal Percentage - Single Life Option*	Withdrawal Percentage - Joint Life Option*
0-58	0.00%	0.00%
59-64	~~4.00%~~[ ]%	~~3.75%~~[ ]%
65-79	~~5.00%~~[ ]%	~~4.75%~~[ ]%
≥ 80	~~6.00%~~[ ]%	~~5.75%~~[ ]%

* The withdrawal percentage is determined by the annuitant’s age (or the annuitant’s spouse’s age if younger and the joint life option is elected) at the time of the first withdrawal taken on or after the rider anniversary immediately following the annuitant’s (or the annuitant’s spouse’s if younger and the joint life option is elected) 59th birthday.

Please note: In order for you to receive the growth percentage and withdrawal percentages reflected above, your application must be signed within the time period disclosed ~~above or earlier if a new Rate Sheet Prospectus Supplement is filed prior to the end of the period discussed above since that new Rate Sheet Prospectus Supplement would supersede this supplement.~~ We must also receive your completed application within 7 calendar days from the date that this supplement is no longer effective, and the policy must be funded within 60 calendar days from the date that this supplement is no longer effective. If these conditions are not met, your application will be considered not in good order.

Please keep this Rate Sheet Prospectus Supplement for future reference.

~~PROSPECTUS SUPPLEMENT (Subject to Completion, Issued October 13, 2015)~~

~~(To Prospectus dated May 1, 2015)~~

If you decide to proceed with the purchase of the policy, additional paperwork may be required to issue the policy with the applicable rates in effect at that time.

Please keep this Rate Sheet Prospectus Supplement for future reference.

~~The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is contained in a registration statement filed with the Securities and Exchange Commission and we may not sell these securities until that registration statement is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.~~

~~PROSPECTUS SUPPLEMENT (Subject to Completion, Issued October 13, 2015)~~

~~(To Prospectus dated May 1, 2015)~~

TRANSAMERICA VARIABLE ANNUITY O-SHARE

Issued by

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

SEPARATE ACCOUNT VA BNY

Supplement dated                     ~~, 2015~~May 1, 2016

(for Applications signed on or after May 1, 2016)

to the

Prospectus dated May 1, ~~2015~~2016

This Rate Sheet Prospectus Supplement (this “supplement”) should be read and retained with the prospectus for the Transamerica Variable Annuity O-Share variable annuity. If you would like another copy of the current prospectus, please call us at (800) 525-6205.

We are issuing this supplement to provide the growth percentage and withdrawal percentages that we are currently offering for the Retirement Income Choice® 2.0. This supplement replaces and supersedes any previously issued Rate Sheet Prospectus Supplement(s), and must be used in conjunction with an effective Transamerica Variable Annuity O-Share variable annuity prospectus, as amended.

The rates below apply for applications signed between ~~January~~May 1, 2016 and ~~March 31~~June 30, 2016. The growth percentage and withdrawal percentages may be different than those listed below for applications signed after ~~March 31~~June 30, 2016. ~~It is also possible~~The withdrawal percentage applicable to your policy will not change for ~~a new~~the life of your policy. The growth percentage can change upon manual reset. The Rate Sheet Prospectus Supplement ~~to be filed prior~~applicable to ~~March 31, 2016, which would supersede this supplement. We are under no obligation to notify~~ your ~~that this Rate Sheet Prospectus Supplement is no longer in effect.~~ policy will be included with your prospectus. Please work with your financial professional or visit www.transamerica.com to confirm the current rates.

GROWTH PERCENTAGE

~~5.50%*~~

[        ]%*

*For policies with the Joint Life Option, the growth percentage will be 0.50% lower.

WITHDRAWAL PERCENTAGE

Age at time of first withdrawal	Withdrawal Percentage - Single Life Option~~*~~**	Withdrawal Percentage - Joint Life Option**
0-58	0.00%	0.00%
59-64	~~4.00%~~[ ]%	~~3.50%~~[ ]%
65-79	~~5.00%~~[ ]%	~~4.50%~~[ ]%
≥ 80	~~6.00%~~[ ]%	~~5.50%~~[ ]%

** The withdrawal percentage is determined by the annuitant’s age (or the annuitant’s spouse’s age if younger and the joint life option is elected) at the time of the first withdrawal taken on or after the rider anniversary immediately following the annuitant’s (or the annuitant’s spouse’s if younger and the joint life option is elected) 59th birthday.

Please note: In order for you to receive the growth percentage and withdrawal percentages reflected above, your application must be signed within the time period disclosed above ~~or earlier if a new Rate Sheet Prospectus Supplement is filed prior to the end of the period discussed above since that new Rate Sheet Prospectus Supplement would supersede this supplement.~~. We must also receive your completed application within 7 calendar days from the date that this supplement is no longer effective, and the policy must be funded within 60 calendar days from the date that this

Please keep this Rate Sheet Prospectus Supplement for future reference.

~~PROSPECTUS SUPPLEMENT (Subject to Completion, Issued October 13, 2015)~~

~~(To Prospectus dated May 1, 2015)~~

supplement is no longer effective. If these conditions are not met, your application will be considered not in good order. If you decide to proceed with the purchase of the policy, additional paperwork may be required to issue the policy with the applicable rates in effect at that time.

Please keep this Rate Sheet Prospectus Supplement for future reference.

~~The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is contained in a registration statement filed with the Securities and Exchange Commission and we may not sell these securities until that registration statement is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.~~

~~PROSPECTUS SUPPLEMENT (Subject to Completion, Issued October 13, 2015)~~

~~(To Prospectus dated May 1, 2015)~~

TRANSAMERICA AXIOMSM II

Issued by

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

SEPARATE ACCOUNT VA BNY

Supplement dated                     ~~, 2015~~May 1, 2016

(for Applications signed on or after May 1, 2016)

to the

Prospectus dated May 1, ~~2015~~2016

This Rate Sheet Prospectus Supplement (this “supplement”) should be read and retained with the prospectus for the Transamerica AxiomSM II variable annuity. If you would like another copy of the current prospectus, please call us at (800) 525-6205.

We are issuing this supplement to provide the growth percentage and withdrawal percentages that we are currently offering for the Retirement Income Choice® 1.6. This supplement replaces and supersedes any previously issued Rate Sheet Prospectus Supplement(s), and must be used in conjunction with an effective Transamerica AxiomSM II variable annuity prospectus, as amended.

The rates below apply for applications signed between ~~January~~May 1, 2016 and ~~March 31~~June 30, 2016. The growth percentage and withdrawal percentages may be different than those listed below for applications signed after ~~March 31~~June 30, 2016. ~~It is also possible~~The withdrawal percentage applicable to your policy will not change for ~~a new~~the life of your policy. The growth percentage can change upon manual reset. The Rate Sheet Prospectus Supplement ~~to be filed prior~~applicable to ~~March 31, 2016, which would supersede this supplement. We are under no obligation to notify~~ your ~~that this Rate Sheet Prospectus Supplement is no longer in effect.~~ policy will be included with your prospectus. Please work with your financial professional or visit www.transamerica.com to confirm the current rates.

GROWTH PERCENTAGE

~~5.50%*~~

[        ]%*

*For policies with the Joint Life Option, the growth percentage will be 0.50% lower.

WITHDRAWAL PERCENTAGE

Age at time of first withdrawal	Withdrawal Percentage - Single Life Option**	Withdrawal Percentage - Joint Life Option**
0-58	0.00%	0.00%
59-64	~~4.00%~~[ ]%	~~3.50%~~[ ]%
65-79	~~5.00%~~[ ]%	~~4.50%~~[ ]%
≥ 80	~~6.00%~~[ ]%	~~5.50%~~[ ]%

** The withdrawal percentage is determined by the annuitant’s age (or the annuitant’s spouse’s age if younger and the joint life option is elected) at the time of the first withdrawal taken on or after the rider anniversary immediately following the annuitant’s (or the annuitant’s spouse’s if younger and the joint life option is elected) 59th birthday.

Please note:  In order for you to receive the growth percentage and withdrawal percentages reflected above, your application must be signed within the time period disclosed ~~above or earlier if a new Rate Sheet Prospectus Supplement is filed prior to the end of the period discussed above since that new Rate Sheet Prospectus Supplement would supersede this supplement.~~ We must also receive your completed application within 7 calendar days from the date that this

Please keep this Rate Sheet Prospectus Supplement for future reference.

~~PROSPECTUS SUPPLEMENT (Subject to Completion, Issued October 13, 2015)~~

~~(To Prospectus dated May 1, 2015)~~

supplement is no longer effective, and the policy must be funded within 60 calendar days from the date that this supplement is no longer effective. If these conditions are not met, your application will be considered not in good order. If you decide to proceed with the purchase of the policy, additional paperwork may be required to issue the policy with the applicable rates in effect at that time.

Please keep this Rate Sheet Prospectus Supplement for future reference.

TRANSAMERICA VARIABLE ANNUITY O-SHARE

Transamerica Life Insurance Company	Transamerica Financial Life Insurance Company
Separate Account VA B (EST. 1/19/1990)	Separate Account VA BNY (EST. 9/27/1994)
4333 Edgewood Road NE	4333 Edgewood Road NE
Cedar Rapids, Iowa 52499-0001	Cedar Rapids, Iowa 52499-0001
(800)525-6205	(800)525-6205
www.transamerica.com	www.transamerica.com

This prospectus describes information you should know before you purchase a Transamerica Variable Annuity O-Share variable annuity. The prospectus describes a contract between each owner and joint owner (“you”) and Transamerica Life Insurance Company or Transamerica Financial Life Insurance Company (“us,” “we,” “our” or “Company”). This is an individual, deferred, flexible premium variable annuity. This variable annuity allows you to allocate your premium payments among the fixed account (if available) and the underlying fund portfolios.

This prospectus and the underlying fund prospectuses give you important information about the policies and the underlying fund portfolios. Please read them carefully before you invest and keep them for future reference. You can also contact us to get a Statement of Additional Information (SAI) free of charge. The SAI contains more information about this policy. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission (SEC) and the SAI is incorporated herein by reference. The prospectus and SAI can also be obtained from the SEC’s website (www.sec.gov). The table of contents of the SAI is included at the end of this prospectus. The Securities and Exchange Commission has not approved or disapproved these securities, or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This variable annuity may not be suitable for everyone. This variable annuity may not be appropriate for people who do not have a long investment time horizon and is not appropriate for people who intend to engage in market timing or other frequent (disruptive) trading. You will get no additional tax advantage from this variable annuity if you are investing in a variable annuity through a tax-advantaged retirement plan (such as a 401(k) plan or Individual Retirement Account (“IRA”)). This prospectus is not intended to provide tax, accounting or legal advice.

We are not an investment adviser nor are we registered as such with the SEC or any state securities regulatory authority. We are not acting in any fiduciary capacity with respect to your policy nor are we acting in any capacity on behalf of any tax-advantaged retirement plan. This information does not constitute personalized investment advice or financial planning advice.

Prospectus Date: May 1, ~~2015~~2016

Statement of Additional Information Date: May 1, ~~2015~~2016

NOT INSURED BY FDIC OR ANY FEDERAL GOVERNMENT AGENCY	MAY LOSE VALUE	NOT A DEPOSIT OF OR GUARANTEED BY ANY BANK

Termination

The Retirement Income Max® 2.0 rider will terminate upon the earliest of the following:

●	the date we receive written notice from you requesting termination of the rider if such notice is received before midnight of the 30th calendar day after you receive the rider;

●	the date we receive written notice from you requesting termination of the rider if such notice is received by us during the 30 days following the fifth rider anniversary or every fifth rider anniversary thereafter;

●	the death of the annuitant (or if the joint life option was elected, the death of the annuitant’s spouse if that spouse was eligible to and elected to continue the policy as the surviving spouse);

●	annuitization (however, if you have reached your maximum annuity commencement date you may choose an annuitization option which guarantees you lifetime payments in an amount equal to your rider withdrawal amount);

●	the date the policy to which this rider is attached is assigned or if the owner is changed without our approval;

●	the date an excess withdrawal reduces your policy value to zero; or

●	termination of your policy.

Please note: This rider terminates upon annuitization and there is a maximum annuity commencement date at which time your policy will be annuitized according to its terms. However, if you have reached your maximum annuity commencement date, we will allow you to annuitize your policy and elect to receive lifetime annuity payments which are at least equal to your rider withdrawal amount. Please contact us for more information concerning your options.

The Retirement Income Max® 2.0 rider and additional options may vary for certain policies and may not be available for all policies, in all states, at all times or through all financial intermediaries. We may discontinue offering this benefit at any time. In some cases, a benefit not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a benefit, please contact your financial intermediary or our Administrative Office.

Retirement Income Choice® 2.0 Rider

If you elect the Retirement Income Choice® 2.0 Rider identified below, which provides certain guaranteed benefits, the Company requires your policy value to be allocated into designated investment options. One or more of the designated investment options may include a volatility control strategy. Volatility control strategies, in periods of high market volatility, could limit your participation in market gains; this may conflict with your investment objectives by limiting your ability to maximize potential growth of your policy value and, in turn, the value of any guaranteed benefit that is tied to investment performance. Volatility control strategies are intended to help limit overall volatility and reduce the effects of significant market downturns during periods of high market volatility, providing policy owners with the opportunity for smoother performance and better risk adjusted returns. Volatility control (and similar terms) can encompass a variety of investment strategies of different types and degrees; therefore, you should read the applicable annuity and underlying fund portfolio prospectuses carefully to understand how these investment strategies may affect your policy value and rider benefit. The Company’s requirement to invest in accordance with designated investment options, which may include volatility control, may reduce our costs and risks associated with this rider. You pay an additional fee for the rider benefits which, in part, pay for protecting the rider benefit base from investment losses. Since the rider benefit base does not decrease as a result of investment losses, volatility control strategies might not provide meaningful additional benefit to you. You should carefully evaluate with your financial advisor whether to invest in funds with volatility control strategies, taking into consideration the potential positive or negative impact that such strategy may have on your investment objectives, your policy value and the benefits under the Retirement Income Choice® 2.0 Rider. If you determine that funds with volatility control strategies are not consistent with your investment objectives, there continues to be other designated investment options available under the Retirement Income Choice® 2.0 Rider that do not invest in funds that utilize volatility control strategies.

You may elect to purchase the optional Retirement Income Choice® 2.0 Rider which provides you with: (1) a guaranteed lifetime withdrawal benefit; and (2) an opportunity for increases in the rider withdrawal amount. This rider is available during the accumulation phase, and requires that you allocate 100% of your policy value in certain designated investment options which are designed to help manage our risk and support the guarantees under the rider. If you elect the Retirement Income Choice® 2.0 rider you cannot elect another GLWB. The tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax adviser before electing the Retirement Income Choice® 2.0 rider for a qualified policy. Please Note: This rider may not be issued or added to Inherited IRAs (sometimes also referred to as beneficiary IRAs) or a nonqualified annuity under which death benefits are being distributed under a stretch withdrawal option. The guaranteed lifetime withdrawal benefit is based on our claims-paying ability. The guaranteed lifetime withdrawal benefit is based on our claims-paying ability.

Retirement Income Choice® 2.0 – Base Benefit

Under this benefit, you can receive up to the rider withdrawal amount each rider year (first as withdrawals from your policy value and, if necessary because your policy value goes to zero by other than an excess withdrawal, as payments from us), starting with the rider year immediately following the annuitant’s (or the annuitant’s spouse if younger and the joint life option is elected) 59th birthday and lasting until the annuitant’s (or ~~surviving spouse~~the annuitant’s spouse if younger and the joint life option is elected) death (unless your withdrawal base is reduced to zero because of an “excess withdrawal”; see Withdrawal Base Adjustments, ~~below~~section in the prospectus). A rider year begins on the rider date and thereafter on each anniversary of that date. The withdrawal percentage and growth percentage used to determine your rider withdrawal amount will be disclosed in a Rate Sheet Prospectus Supplement included with your prospectus. We are under no obligation to notify you that the Rate Sheet Prospectus Supplement has been amended. Please contact your financial intermediary or call our Administrative Office to determine whether the Rate Sheet Prospectus Supplement has been amended.

Of course you can always withdraw an amount up to your cash value pursuant to your rights under the policy at your discretion. See the “Appendix - Hypothetical Adjusted Partial Surrenders - Guaranteed Lifetime Withdrawal Benefit Rider” for examples showing the effect of hypothetical withdrawals in more detail.

Please note:

●	You will begin paying the rider charge as of the date the rider takes effect, even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid under the rider if you never choose to take withdrawals and/or if you never receive any payments under the rider.

●	We have designed this rider to allow for withdrawals from your policy value each rider year that are less than or equal to the rider withdrawal amount. You should not purchase this rider if you plan to take withdrawals in excess of the rider withdrawal amount, because such excess withdrawals may significantly reduce or eliminate the value of the guarantees provided by the rider.

●	The longer you wait to start making withdrawals under the benefit, the less time you have to benefit from the guarantee because of decreasing life expectancy as you age. On the other hand, the longer you wait to begin making withdrawals, the higher your withdrawal percentage may be, the higher the withdrawal base due to growth may be, and the more opportunities you will have to lock in a higher withdrawal base. You should carefully consider when to begin making withdrawals. There is a risk that you will not begin making withdrawals at the most financially beneficial time for you.

●	Because the guaranteed lifetime withdrawal benefit under this rider is accessed through regular withdrawals that do not exceed the rider withdrawal amount, the rider may not be appropriate for you if you do not foresee a need for liquidity and your primary objective is to take maximum advantage of the tax deferral aspect of the policy.

●	All policy value must be allocated to a limited number of specified investment options. You should consult with your registered representative to assist you in determining whether these investment options are suited for your financial needs and risk tolerance.

●	Any amount of withdrawals in any rider year that are in excess of the rider withdrawal amount are excess withdrawals.

●	An excess withdrawal may impact the withdrawal base on a greater than dollar-for-dollar basis and may cause you to lose the benefit of this rider.

●	Upon the death of the annuitant (or the death of the surviving spouse if the joint option is elected and the surviving spouse was eligible to and elected to continue the policy), the Retirement Income Choice ® 2.0 rider terminates and all benefits thereunder cease.

Like all withdrawals, withdrawals while this rider is in effect also:

●	reduce your policy value;
●	reduce your base policy death benefit and other benefits;
●	may be subject to surrender charges or excess interest adjustments;
●	may be subject to income taxes and federal tax penalties; and
●	may be limited or restricted under certain qualified policies.

Rider Withdrawal Amount. You can withdraw up to the rider withdrawal amount in any rider year (after age 59) from your policy value without causing an excess withdrawal. See Withdrawal Base Adjustments below.

The rider withdrawal amount is zero if the annuitant (or the annuitant’s spouse if younger and the joint life option is elected) is not 59 years old on the rider date and remains zero until the first day of the rider year after the annuitant’s (or the annuitant’s spouse if younger and the joint life option is elected) 59th birthday. If the annuitant (or the annuitant’s spouse if younger and the joint life option is elected) is at least 59 years old on the rider date, then the rider withdrawal amount is equal to the withdrawal base multiplied by the withdrawal percentage (see below).

For qualified policies: If the plan participant (generally the annuitant) is at least 70 1⁄2 years old, the rider withdrawal amount for that rider year (and each subsequent rider year) is equal to the greater of:

●	the rider withdrawal amount described above; or

●	an amount equal to any minimum required distribution amount (for the tax year on that rider anniversary) calculated using only: (1) the living annuitant’s age, (2) the IRS Uniform Lifetime table or, if applicable, the Joint Life and Survivor Expectancy table, (3) the policy value of the base policy, (prior to the first rider anniversary we use the policy value on the rider date and thereafter we use the policy value on the date prescribed by the IRS) and (4) amounts from the current calendar year (no carry-over from past years).

Only amounts calculated as set forth above can be used as the rider withdrawal amount.

If your policy value reaches zero:

●	due to a non-excess withdrawal, then you cannot make premium payments and all other policy features, benefits, and guarantees (except those provided by this rider) are terminated. If your policy value reaches zero by other than an excess withdrawal, we will, unless instructed otherwise, disburse any remaining minimum required distribution amount for the current rider year and set up monthly payments beginning in the next rider year according to your guarantees.

●	due to an excess withdrawal, then this rider terminates (as does the policy).

Please note:

●	If the rider is added prior to the annuitant’s (or the annuitant’s spouse if younger and the joint life option is elected) 59th birthday, the rider withdrawal amount will be zero until the beginning of the rider year after the annuitant’s (or the annuitant’s spouse if younger and the joint life option is elected) 59th birthday, however, you will still be charged a rider fee prior to this time.

●	You cannot carry over any portion of your rider withdrawal amount that is not withdrawn during a rider year for withdrawal in a future rider year. This means that if you do not take the entire rider withdrawal amount during a rider year, you cannot take more than the rider withdrawal amount in the next rider year and maintain the rider’s guarantees.

●	Excess withdrawals may cause you to lose the benefit of the rider.

●	All policy value must be allocated to a limited number of specified funds. (See Designated Investment Options below.)

Retirement Income Choice® 2.0 – Base Benefit - Withdrawal Percentage

Withdrawal Percentage. We use the withdrawal percentage to calculate the rider withdrawal amount. The withdrawal percentage is determined by the annuitant’s age (or the annuitant’s spouse’s age if younger and the joint life option is elected) at the time of the first withdrawal taken on or after the rider anniversary immediately following the annuitant’s (or the annuitant’s spouse’s if younger and the joint life option is elected) 59th birthday. ~~The withdrawal percentage is as follows:~~

~~Age at time of first withdrawal~~	~~Single Life Option Riders~~	~~Joint Life Option Riders~~

~~0-58~~	~~0.00%~~	~~0.00%~~

~~59-64~~	~~4.00%~~	~~3.75%*~~

~~65-79~~	~~5.00%~~	~~4.75%*~~

~~≥ 80~~	~~6.00%~~	~~5.75%*~~

As noted above~~*~~,~~For policies issued in New York~~ the withdrawal percentage is disclosed in Rate Sheet Prospectus Supplements included with your prospectus. In order for you to receive the withdrawal percentage reflected in the Rate Sheet Prospectus Supplement, your application must be signed within the time period disclosed in the Rate Sheet Prospectus Supplement. We must also receive your completed application within 7 calendar days from the date that this supplement is no longer effective, and the policy must be funded within 60 calendar days from the date that this supplement is no longer effective.~~these withdrawal percentages~~ If these conditions are not met, your application will be ~~0.25% lower~~considered not in good order. If you decide to proceed with the purchase of the policy, additional paperwork may be required to issue the policy with the applicable rates in effect at that time. Withdrawal percentages reflected in a Rate Sheet Prospectus Supplement with an effective period that does not include the date you signed your application will not apply to your policy. You should not purchase this rider without first obtaining the applicable Rate Sheet Prospectus Supplement. You can contact us at www.transamerica.com to receive a Rate Sheet Prospectus Supplement applicable to you.

Please note~~:~~, once established, the withdrawal percentage will not increase even though the annuitant’s age increases except in certain instances involving automatic step-ups, see Automatic Step-Up section in the prospectus.

Please note:

●	We determine the withdrawal base solely to calculate the rider withdrawal amount and rider fee.

●	Your withdrawal base is not a cash value, a surrender value, or a death benefit. It is not available for withdrawal, it is not a minimum return for any subaccount, and it is not a guarantee of policy value.

●	Because the withdrawal base is generally equal to the policy value on the rider date, the rider withdrawal amount may be lower if you delay electing the rider and the policy value decreases before you elect the rider.

On each rider anniversary, the withdrawal base will equal the greatest of:

●	the current withdrawal base;
●	the withdrawal base immediately before the rider anniversary, increased by the growth percentage, if any (see Growth below);
●	the policy value on any monthiversarySM ~~within the current rider year ,~~(the same day of the month as the rider date, or the next market day if our Administrative Office or the New York Stock Exchange are closed) within the current rider year, including the current rider anniversary (see Automatic Step-Up below).

Retirement Income Choice® 2.0 – Base Benefit - Growth

Growth. On each of the first ten rider anniversaries, we will add a growth credit to your withdrawal base if no withdrawal occurred during the preceding rider year. The growth ~~percentage~~credit is ~~5.50%~~equal~~. For policies issued in New York with the Joint Life Option~~to the ~~, the growth percentage will be 0.50% lower~~growth percentage multiplied by the withdrawal base immediately before the rider anniversary.

~~The~~ As noted above, the growth ~~credit is equal to~~ percentage is disclosed in Rate Sheet Prospectus Supplements included with your prospectus. In order for you to receive the growth percentage ~~multiplied by the withdrawal base immediately before~~reflected in the Rate Sheet Prospectus Supplement, ~~the~~ your application must be signed within the time period disclosed in the Rate Sheet Prospectus Supplement. We must also receive your completed application within 7 calendar days from the date that this supplement is no longer effective, and the policy must be funded within 60 calendar days from the date that this supplement is no longer effective. If these conditions are not met, your application will be considered not in good order. If you decide to proceed with the purchase of the policy, additional paperwork may be required to issue the policy with the applicable rates in effect at that time. Growth percentages reflected in a Rate Sheet Prospectus Supplement with an effective period that does not include the date you signed your application will not apply to your policy.~~rider anniversary~~ You should not purchase this rider without first obtaining the applicable Rate Sheet Prospectus Supplement. You can contact us at www.transamerica.com to receive a Rate Sheet Prospectus Supplement applicable to you.

Please note: Because a withdrawal will eliminate the potential application of the growth credit for that rider year, you should consider your need or possible need to take withdrawals within the first 10 rider years in deciding whether to purchase the rider.

All Rate Sheet Prospectus Supplements are also available on the edgar system at www.sec.gov (File 333-189435 [333-185436 - NY])

This supplement should be read and kept with your prospectus and retained for future reference.

Automatic Step-Up. On each rider anniversary, we will automatically step-up the withdrawal base to an amount equal to the greater of (1) the highest policy value on any monthiversarySM during the preceding rider year, if no excess withdrawal occurred, or (2) the policy value on the rider anniversary. If neither value is greater than the current withdrawal base or the withdrawal base increased by any growth credit, no automatic step-up will occur. The withdrawal percentage (as indicated in the withdrawal percentage table) will also increase if you have crossed into another age band prior to the automatic step-up. Please note, the increase is part of the automatic step-up and if no automatic step-up occurs then there will be no withdrawal percentage increase.

On each rider anniversary, the rider fee percentage may increase (or decrease) at the time of any automatic step-up. The rider fee percentage will not exceed the maximum rider fee percentage in effect when you purchased the rider.

Automatic Step-Up Opt Out. Each time an automatic step-up results in a rider fee percentage increase, you have the option to reject the automatic step-up and reinstate the withdrawal base, withdrawal percentage, and rider fee percentage to their respective amounts immediately before the automatic step-up, provided that you do so within 30 days after the rider anniversary on which the automatic step-up occurred. Charges as a result of the automatic step-up feature will be reversed. We must receive your rejection (each time you elect to opt out), in good order, at our Administrative Office within the same 30 day period after the rider anniversary on which the automatic step-up occurred. Opting out of one step-up does not operate as an opt-out of any future step-ups.

Withdrawal Base Adjustments. Cumulative gross partial withdrawals up to the rider withdrawal amount in any rider year will not reduce the withdrawal base. Any amount of gross partial withdrawals in excess of the rider withdrawal amount in any rider year (“excess withdrawals”) will reduce the withdrawal base, however, by the greater of the dollar amount of the excess withdrawal (if the policy value is greater than the withdrawal base) or a pro rata amount (in proportion to the reduction in the policy value when the policy value is less than the withdrawal base), possibly to zero. Withdrawal base adjustments occur immediately following excess withdrawals. See “Appendix - Hypothetical Adjusted Partial Surrenders - Guaranteed Lifetime Withdrawal Benefit Riders” for examples showing the effect of hypothetical withdrawals in more detail, including an excess withdrawal that reduces the withdrawal base by a pro rata amount. The effect of an excess withdrawal is magnified if the policy value is less than the withdrawal base. See the “Appendix - Hypothetical Adjusted Partial Surrenders - Guaranteed Lifetime Withdrawal Benefit Riders” for examples showing the effect of hypothetical excess withdrawals in more detail.

Please Note: We do not monitor for, or notify you of, excess withdrawals. If you take regular or scheduled withdrawals please pay particular attention to any excess withdrawal because your otherwise regular or scheduled non-excess withdrawals may thereafter all be excess withdrawals that reduce or eliminate your benefit on an accelerated basis.

Example. Assume you are the owner and annuitant and you make a single premium payment of $100,000 when you are 66 years old. Further assume that you do not make any withdrawals or subsequent premium payments, no automatic step-ups occurred, but that after five years your policy value has declined to $90,000 solely because of negative investment performance. With an assumed annual growth rate percentage of 5.0%, after 5 years the withdrawal base is equal to $127,628 ($100,000 x 1.055). You could receive up to $6,381 which is the assumed withdrawal percentage of 5.0% for the single life option multiplied by the withdrawal base of $127,628, each rider year for the rest of your life (assuming that you take your first withdrawal when you are age 71, that you do not withdraw more than the rider withdrawal amount in any one year and there are no future automatic step-ups.)

Example continued. Assume the same facts as above, but you withdraw $10,000 when you are 71 years old. That excess withdrawal decreases your future rider withdrawal amount to $6,501.

See the “Appendix - Hypothetical Adjusted Partial Surrenders - Guaranteed Lifetime Withdrawal Benefit Riders” for examples showing the effect of hypothetical withdrawals in more detail.

Designated Investment Options. If you elect this rider, you must designate 100% of your policy value into one or more of the designated investment options available under the respective designated allocation groups that have been approved for the Retirement Income Choice® 2.0 Rider. See “Appendix - Designated Investment Options” for a complete listing of available subaccounts. Requiring that you designate 100% of your policy value to the designated investment options, some of which employ strategies that are intended to reduce the risk of loss and/or manage volatility, may reduce investment returns and may reduce the likelihood that we will be required to use our own assets to pay amounts due under this benefit.

Transfers between the designated investment options are allowed as permitted under the policy; however, you cannot transfer any amount (or allocate premium payments) to any non-designated investment option. Within 30 days following the fifth rider anniversary (and each successive fifth rider anniversary) you can terminate this rider. Starting the next market day, you may transfer (or allocate premium payments) to a non-designated investment option. Terminating the rider will result in losing all your benefits under the rider.

Please note:

●	The earliest you can transfer (or allocate premium payments) to a non-designated investment option is the first market day after the fifth rider anniversary. You will be required to terminate the rider first. If you terminate the rider you will lose all of its benefits.

●	We can change a designated allocation group or eliminate a designated investment option at any time. If this occurs, then an owner will be required to reallocate values in the affected designated investment options to other designated investment options that meet the allocation requirements.

Manual Resets. You can effectively “reset” the withdrawal base to the policy value using a manual process under which your current rider is terminated and a new rider is issued. You can only elect a reset during the 30 day periods following each successive fifth rider anniversary and if all other rider issue requirements are met. When the new rider is issued, the rider withdrawal amount will be recalculated. Your new rider will have a new rider date, new rider fee percentage (which may be higher than your current rider fee percentage), and its own terms and benefits (which may not be as advantageous as the current rider). The new rider date will be the date we receive all necessary information in good order. Please note that this “reset” procedure may be referred to as a “manual upgrade” in your policy rider and other materials.

Please note:

●	Manual resets, unlike automatic step-ups, occur only if you so elect during the 30 day window following each successive fifth rider anniversary.

●	Resets result in the purchase of a new rider whose terms may be more or less favorable than the current rider whereas automatic step-ups do not require termination of the existing rider and repurchase of a new rider (although fees may increase at the time of an automatic step-up).

●	Owners may decide to terminate an existing rider if it no longer meets their needs and then elect a new available rider that does.

Retirement Income Choice® 2.0 – Additional Options

You may elect the following option with this rider:

●	Joint Life

If you elect the Joint Life option, then the withdrawal percentage (used to calculate the rider withdrawal amount) is lower. See Retirement Income Choice® 2.0 Rider Fees. There may be different issue ages depending upon whether you elect the option.

Joint Life Benefit. If you elect this rider, then you can also elect to postpone termination of the rider until the later of the annuitant or annuitant’s spouse’s death (only if the annuitant’s spouse is eligible to and elects to continue the policy, see TAX INFORMATION

- Tax Status of a Nonqualified Policy - Distribution Requirements). If you elect the Joint Life option, then the withdrawal percentage (used to calculate the rider withdrawal amount) is lower.

Please note:

●	The withdrawal percentage for each “age at the time of first withdrawal” is lower if you elect this option.

●	The annuitant’s spouse (or in certain instances a non-natural entity acting for the benefit of the annuitant’s spouse) must be either a joint owner along with the annuitant or the sole primary beneficiary (and there is no joint owner), if you elect this option. (Please see Spousal Continuation section for more detail regarding annuitant’s spouse).

●	A former spouse of the annuitant cannot continue to keep the policy in force if no longer married to the annuitant at the time of the annuitant’s death. In that event, the rider will terminate and no additional withdrawals under the rider will be permitted.

●	The annuitant’s spouse for purposes of this rider cannot be changed to a new spouse.

●	The rider withdrawal percentage is based on the age of the younger of the annuitant and annuitant’s spouse, if you elect this option.

●	You cannot elect a manual reset if the annuitant or annuitant’s spouse is 86 or older (lower if required by state law).

●	This option may not be permitted in the case of certain non-natural owners.

Retirement Income Choice® 2.0 Fees

Retirement Income Choice® 2.0 Base Rider Fee. The base rider fee is calculated on the rider date and at the beginning of each rider quarter. The base rider fee will be adjusted for any premium additions, excess withdrawals, and transfers between designated investment groups. It will be deducted automatically from your policy value at the end of each rider quarter.

On an annual basis, in general terms, the base rider fee is the applicable rider fee percentage times the withdrawal base.

The base quarterly fee is calculated by multiplying (A) by (B) divided by (C) multiplied by (D), where:

(A)	is the withdrawal base;
(B)	is the sum of each designated investment group’s rider fee percentage multiplied by the applicable designated investment group’s value;
(C)	is the total policy value; and
(D)	is the number of (remaining) days in the rider quarter divided by the total number of days in the applicable rider year.

The following example uses these assumed values: Initial Premium = $100,000; Fund Allocations such that Group A = $50,000, Group B = $30,000, and Group C = $20,000; Withdrawal Base = $100,000; Policy Value = $100,000; Investment Group fee percentages of Group A = 1.45%, Group B = 1.10%, and Group C = 0.70%; and 91 total days in the rider quarter.

Example 1: Calculation at rider issue for the first quarter fee. The rider fee is:

= 100,000 * [(50,000*0.0145) + (30,000*0.0110) + (20,000*0.0070)] / 100,000 * (91/365)

= 100,000 * (725 + 330 + 140) / 100,000 * (91/365)

= 100,000 * 1,195/100,000 * (91/365)

= 1,195 * (91/365)

= $297.93

We will assess a prorated rider fee upon full surrender of the policy or other termination of the rider for the period beginning on the first day of the most recent rider quarter and ending on the date of termination.

Beginning on the fifth rider anniversary, the rider fee percentage may increase (or decrease) at the time of an automatic step-up. Each time an automatic step-up will result in a rider fee percentage increase, you will have the option to reject the automatic step-up and reinstate the withdrawal base and rider fee percentage to their respective amounts immediately before the automatic step-up (adjusted for any subsequent premium payments or withdrawals), provided that you do so within 30 calendar days after the rider anniversary on which the automatic step-up occurred. We must receive your rejection, in good order, at our Administrative Office within the 30 day period after the rider anniversary on which the automatic step-up occurred.

Please note regarding the base rider fee:

●	Because the base rider fee is a percentage of the withdrawal base, it could be a much higher percentage of your policy value, particularly in the event that your policy value decreases significantly.

●	Because the base rider fee is a percentage of the withdrawal base, the amount of the base rider fee we deduct will increase if the withdrawal base increases (although the percentage(s) may remain the same).

●	If you make a transfer from one designated allocation group to another designated allocation group that has a higher rider fee percentage, then the resulting rider fee will be higher.

Base Rider Fee Adjustment for Premium Payments and Excess Withdrawals. A rider fee adjustment will be calculated for subsequent premium payments and excess withdrawals because these events will change the withdrawal base. The rider fee adjustment may be positive or negative and will be added to or subtracted from the rider fee to be collected.

The following example uses these assumed values: All initial values as in Example 1; Subsequent Premium = $10,000, allocated such that Group A = $5,000, Group B = $3,000 and Group C = $2,000; and 30 remaining days in the rider quarter.

Example 2: Calculation of the first quarter rider fee adjustment for a subsequent premium. The fee adjustment is:

= 10,000 * [(5,000*0.0145) + (3,000*0.0110) + (2,000*0.0070)] / 10,000 * (30/365)

= 10,000 * (72.50 + 33 + 14) / 10,000 * (30/365)

= 10,000 * 119.50/10,000 * (30/365)

= 119.50 * (30/365)

= $9.82

Total fee assessed at end of first rider quarter (assuming no further fee adjustments):

= 297.93 + 9.82

= $307.75

Base Rider Fee Adjustment for Transfers. For transfers that you make between different designated investment options in different designated allocation groups on other than the first market day of a rider quarter, a rider fee adjustment will be applied. This adjustment is necessary because of differences in the rider fee percentages. The adjustment in the rider fee percentage will ensure that you are charged the correct overall rider fee for that quarter. The rider fee adjustment may be positive or negative and will be added to or subtracted from the rider fee to be collected.

The following example uses these assumed values: All initial values as in Example 1, as well as a subsequent premium payment as in Example 2; Withdrawal Base = $110,000; Policy Value = $90,000; Fund Transfer from Group A = $5,000, into Group B = $3,000, and into Group C = $2,000; and 15 remaining days in the rider quarter.

Example 3: Calculation of the first quarter rider fee adjustment for a fund transfer. The fee adjustment is:

= 110,000 * [(-5,000*0.0145) + (3,000*0.0110) + (2,000*0.0070)] / 90,000 * (15/365)

= 110,000 * (-72.50 + 33 + 14) / 90,000 * (15/365)

= 110,000 * -25.50/90,000 * (15/365)

= -31.17 * (15/365)

= $-1.28

Total fee assessed at end of the second rider quarter (assuming no further rider fee adjustments):

= 307.75 - 1.28

= $306.47

Additional Option Fee. We will also deduct all rider fees, including the additional option fee, pro rata upon surrender of the policy or other termination of the rider.

Retirement Income Choice® 2.0 Rider Issue Requirements

We will not issue the Retirement Income Choice® 2.0 rider unless:

●	the annuitant is not yet age 86 (lower if required by state law);
●	the annuitant is also an owner (except in the case of non-natural owners);
●	there are no more than two owners; and
●	if the joint life option is elected, the annuitant’s spouse is also not yet 86 (lower if required by state law) and (1) is a joint owner along with the annuitant or (2) is the sole primary beneficiary (and there is no joint owner).

The use of joint life option may not be permitted in the case of certain non-natural owners.

Termination

The Retirement Income Choice® 2.0 rider and any additional options will terminate upon the earliest of the following:

●	the date we receive written notice from you requesting termination of the rider if such notice is received before midnight of the 30th calendar day after you receive the rider;

●	the date we receive written notice from you requesting termination or manual reset of the rider if such notice is received by us during the 30 days following the fifth rider anniversary or every fifth rider anniversary thereafter;

●	the death of the annuitant (or if the joint life option was elected, the death of the annuitant’s spouse if that spouse was eligible to and elected to continue the policy as the surviving spouse);

●	annuitization (however, if you have reached your maximum annuity commencement date you may choose an annuitization option which guarantees you lifetime payments in an amount equal to your rider withdrawal amount);

●	the date the policy to which this rider is attached is assigned or if the owner is changed without our approval;

●	the date an excess withdrawal reduces your policy value to zero; or

●	termination of your policy.

Please note: This rider terminates upon annuitization and there is a maximum annuity commencement date at which time your policy will be annuitized according to its terms. However, if you have reached your maximum annuity commencement date, we will allow you to annuitize your policy and elect to receive lifetime annuity payments which are at least equal to your rider withdrawal amount. Please contact us for more information concerning your options.

The Retirement Income Choice® 2.0 rider and additional options may vary for certain policies and may not be available for all policies, in all states, at all times or through all financial intermediaries. We may discontinue offering this benefit at any time. In some cases, a benefit not available through a financial intermediary may be obtained by contacting us directly. For more information on the options for electing a benefit, please contact your financial intermediary or our Administrative Office.

OTHER INFORMATION

State Variations

The following section describes modifications to this prospectus required by one or more state insurance departments as of the date of this prospectus. Unless otherwise noted, variations apply to all forms of policies we issue. References to certain state’s variations do not imply that we actually offer policies in each such state. These variations are subject to change without notice and additional variations may be imposed as specific states approve new riders.

Arizona. Owners age 65 and above have a 30 day right to cancel. If canceled, the amount returned will include any fees and charges.

California. The policy may be canceled by returning the policy. A refund will be paid within 30 days from the date notice of cancellation was received and refund will include any fees or charges. Owners age 60 or above have the option to elect immediate investment in investment options of their choice, and receive policy value if they cancel; or, they may allocate the initial premium payment to the money market portfolio for 35 calendar days at the end of which the policy value is moved to the investment options

APPENDIX

GUARANTEED LIFETIME WITHDRAWAL BENEFIT COMPARISON TABLE

Important aspects of the Retirement Income Max® 2.0 Rider or the Retirement Income Choice® 2.0 Rider are summarized in the following chart.

Note: The Retirement Income Max® 2.0 Rider or the Retirement Income Choice® 2.0 Rider and any additional options available under these riders, may vary for certain policies and may not be available for all policies or in all states. You should consult with tax and financial professionals to determine which of these riders is appropriate for you.

Retirement Income Max® 2.0 Rider	Retirement Income Choice® 2.0 Rider
Benefit:	Benefit:
Provides:	Provides:

(1) Guaranteed Lifetime Withdrawal Benefit (“GLWB”) — i.e., a series of cash withdrawals (and payments from us, if necessary) regardless of the performance of the designated investment options that you select.

(2) Growth — On each of the first 10 rider anniversaries, we add a growth credit to your withdrawal base if no withdrawal occurred during the preceding rider year. The growth credit is equal to the growth percentage multiplied by the withdrawal base immediately before the rider anniversary. The growth percentage is disclosed in the applicable Rate Sheet Prospectus Supplement.

(3) Automatic Step-Up — We will automatically step-up the withdrawal base on each rider anniversary. You can opt out of the automatic step-up if the automatic step-up would result in an increase in the rider fee percentage.

(1) Guaranteed Lifetime Withdrawal Benefit (“GLWB”) — i.e., a level of cash withdrawals (and payments from us, if necessary) regardless of the performance of the designated investment options that you select – if you invest in certain designated investment options.

(2) Growth — On each of the first 10 rider anniversaries, we add a growth credit to your withdrawal base if no withdrawal occurred during the preceding rider year. The growth credit is equal to the growth percentage (5.50%) multiplied by the withdrawal base immediately before the rider anniversary.The growth percentage is disclosed in the applicable Rate Sheet Prospectus Supplement.

(3) Automatic Step-Up — We will automatically step-up the withdrawal base on each rider anniversary. You can opt out of the automatic step-up if the automatic step-up would result in an increase in the rider fee percentage.

Upgrades:

You may request by sending us written notice. If you elect to manually reset, the current rider terminates and a new rider is issued (which may have a higher rider fee percentage and lower growth rate percentage.) If you have elected the joint life option under the rider, you cannot elect a manual reset if the annuitant or the annuitant’s spouse is 86 or older (unless state law requires a lower maximum age).

Additional Option:	Additional Option:

Joint Life Option — You may elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. The annuitant’s spouse must be either a joint owner (along with the annuitant) or the sole primary beneficiary (without a joint owner). The use of joint life option may not be permitted in the case of certain non-natural owners.

Joint Life Option — You may elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. The annuitant’s spouse must be either a joint owner (along with the annuitant) or the sole primary beneficiary (without a joint owner). The use of joint life option may not be permitted in the case of certain non-natural owners.

Availability:	Availability:
Younger than age 86 (unless state law requires a lower maximum issue age)	Younger than age 86 (unless state law requires a lower maximum issue age)
Current Charge:	Current Charge:
1.25% annually (single life and joint life) of withdrawal base deducted on each rider quarter.	0.70% to 1.45% annually (single and joint life) of withdrawal base deducted on each rider quarter:
Investment Restrictions:	Investment Restrictions:
You must allocate 100% of your policy value to one or more investment options that we designate.	You must allocate 100% of your policy value to one or more investment options that we designate.
Withdrawal Percentages (Single Life):	Withdrawal Percentages (Single Life):
The withdrawal percentage is disclosed in the Rate Sheet Prospectus Supplement.	~~0~~The withdrawal percentage is disclosed in the Rate Sheet Prospectus Supplement~~-~~
.~~580.0%~~
~~59-644.0%~~
~~65-795.0%~~
~~80+6.0%~~
Withdrawal Percentages (Joint Life):	Withdrawal Percentages (Joint Life):
The withdrawal percentage is disclosed in the Rate Sheet Prospectus Supplement.	~~For riders issued on or after May 1~~The withdrawal percentage is disclosed in the Rate~~, 2014~~Sheet
~~0~~Prospectus~~-58~~ Supplement~~0.0%~~
~~59-~~
.~~643.75%~~
~~65-794.75%~~
~~80+5.75%~~

87

TRANSAMERICA AXIOMSM II

Transamerica Life Insurance Company	Transamerica Financial Life Insurance Company
Separate Account VA B (EST. 1/19/1990)	Separate Account VA BNY (EST. 9/27/1994)
4333 Edgewood Road NE	4333 Edgewood Road NE
Cedar Rapids, Iowa 52499-0001	Cedar Rapids, Iowa 52499-0001
(800)525-6205	(800)525-6205
www.transamerica.com	www.transamerica.com

This prospectus describes information you should know before you purchase a Transamerica AxiomSM II variable annuity. The prospectus describes a contract between each owner and joint owner (“you”) and Transamerica Life Insurance Company or Transamerica Financial Life Insurance Company (“us,” “we,” “our” or “Company”). This is an individual, deferred, flexible premium variable annuity. This variable annuity allows you to allocate your premium payments among the fixed account (if available) and the underlying fund portfolios.

This prospectus and the underlying fund prospectuses give you important information about the policies and the underlying fund portfolios. Please read them carefully before you invest and keep them for future reference. You can also contact us to get a Statement of Additional Information (SAI) free of charge. The SAI contains more information about this policy. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission (SEC) and the SAI is incorporated herein by reference. The prospectus and SAI can also be obtained from the SEC’s website (www.sec.gov). The table of contents of the SAI is included at the end of this prospectus. The Securities and Exchange Commission has not approved or disapproved these securities, or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This variable annuity may not be suitable for everyone. This variable annuity may not be appropriate for people who do not have a long investment time horizon and is not appropriate for people who intend to engage in market timing or other frequent (disruptive) trading. You will get no additional tax advantage from this variable annuity if you are investing in a variable annuity through a tax-advantaged retirement plan (such as a 401(k) plan or Individual Retirement Account (“IRA”)). This prospectus is not intended to provide tax, accounting or legal advice.

We are not an investment adviser nor are we registered as such with the SEC or any state securities regulatory authority. We are not acting in any fiduciary capacity with respect to your policy nor are we acting in any capacity on behalf of any tax-advantaged retirement plan. This information does not constitute personalized investment advice or financial planning advice.

Prospectus Date: May 1, ~~2015~~2016

Statement of Additional Information Date: May 1, ~~2015~~2016

NOT INSURED BY FDIC OR ANY FEDERAL GOVERNMENT AGENCY	MAY LOSE VALUE	NOT A DEPOSIT OF OR GUARANTEED BY ANY BANK

Retirement Income Choice® 1.6 Rider

If you elect the Retirement Income Choice® 1.6 Rider identified below, which provides certain guaranteed benefits, the Company requires your policy value to be allocated into designated investment options. One or more of the designated investment options may include a volatility control strategy. Volatility control strategies, in periods of high market volatility, could limit your participation in market gains; this may conflict with your investment objectives by limiting your ability to maximize potential growth of your policy value and, in turn, the value of any guaranteed benefit that is tied to investment performance. Volatility control strategies are intended to help limit overall volatility and reduce the effects of significant market downturns during periods of high market volatility, providing policy owners with the opportunity for smoother performance and better risk adjusted returns. Volatility control (and similar terms) can encompass a variety of investment strategies of different types and degrees; therefore, you should read the applicable annuity and underlying fund portfolio prospectuses carefully to understand how these investment strategies may affect your policy value and rider benefits. The Company’s requirement to invest in accordance with designated investment options, which may include volatility control, may reduce our costs and risks associated with this rider. You pay an additional fee for the rider benefits which, in part, pay for protecting the rider benefit base from investment losses. Since the rider benefit base does not decrease as a result of investment losses, volatility control strategies might not provide meaningful additional benefit to you. You should carefully evaluate with your financial advisor whether to invest in funds with volatility control strategies, taking into consideration the potential positive or negative impact that such strategy may have on your investment objectives, your policy value and the benefits under the Retirement Income Choice® 1.6 Rider. If you determine that funds with volatility control strategies are not consistent with your investment objectives, there continues to be other designated investment options available under the Retirement Income Choice® 1.6 Rider that do not invest in funds that utilize volatility control strategies.

You may elect to purchase the optional Retirement Income Choice® 1.6 Rider which, provides you with: (1) a guaranteed lifetime withdrawal benefit; and (2) an opportunity for increases in the rider withdrawal amount. This rider is available during the accumulation phase, and requires that you allocate 100% of your policy value in certain designated investment options which are designed to help manage our risk and support the guarantees under the rider. If you elect the Retirement Income Choice® 1.6 rider you cannot elect another GLWB. The tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax adviser before electing the Retirement Income Choice® 1.6 rider for a qualified policy. Please Note: This rider may not be issued or added to Inherited IRAs (sometimes also referred to as beneficiary IRAs) or a nonqualified annuity under which death benefits are being distributed under a stretch withdrawal option. The guaranteed lifetime withdrawal benefit is based on our claims-paying ability.

Retirement Income Choice® 1.6 – Base Benefit

Under this benefit, you can receive up to the rider withdrawal amount each rider year (first as withdrawals from your policy value and, if necessary because your policy value goes to zero by other than an excess withdrawal, as payments from us), starting with the rider year immediately following the annuitant’s (or the annuitant’s spouse if younger and the joint life option is elected) 59th birthday and lasting until the annuitant’s (or the annuitant’s spouse if younger and the joint life option is elected) death (unless your withdrawal base is reduced to zero because of an “excess withdrawal”; see Withdrawal Base Adjustments and Rider Death Benefit Adjustments, ~~below~~sections in the prospectus). A rider year begins on the rider date (the date the rider becomes effective) and thereafter on each anniversary of that date. The withdrawal percentage and growth percentage will be disclosed in a Rate Sheet Prospectus Supplement included with your prospectus. Please contact your financial intermediary or call our Administrative Office to determine whether the Rate Sheet Prospectus Supplement has been amended.

Of course you can always withdraw an amount up to your cash value pursuant to your rights under the policy at your discretion. See Appendix – Hypothetical Adjusted Partial Surrenders – Guaranteed Lifetime Withdrawal Benefit Riders” for examples showing the effect of hypothetical withdrawals in more detail.

Please note:

●	You will begin paying the rider charge as of the date the rider takes effect, even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid under the rider if you never choose to take withdrawals and/or if you never receive any payments under the rider.

●	We have designed this rider to allow for withdrawals from your policy value each rider year that are less than or equal to the rider withdrawal amount. You should not purchase this rider if you plan to take withdrawals in excess of the rider withdrawal amount, because such excess withdrawals may significantly reduce or eliminate the value of the guarantees provided by the rider.

●	The longer you wait to start making withdrawals under the benefit, the less time you have to benefit from the guarantee because of decreasing life expectancy as you age. On the other hand, the longer you wait to begin making withdrawals, the higher your

51

●	You cannot carry over any portion of your rider withdrawal amount that is not withdrawn during a rider year for withdrawal in a future rider year. This means that if you do not take the entire rider withdrawal amount during a rider year, you cannot take more than the rider withdrawal amount in the next rider year and maintain the rider’s guarantees.

●	Excess withdrawals may cause you to lose the benefit of the rider.

●	All policy value must be allocated to a limited number of specified funds. (See Designated Investment Options below.)

Retirement Income Choice® 1.6 – Base Benefit – Withdrawal Percentage

Withdrawal Percentage. We use the withdrawal percentage to calculate the rider withdrawal amount. The withdrawal percentage is determined by the annuitant’s age (or the annuitant’s spouse’s age if younger and the joint life option is elected) at the time of the first withdrawal taken on or after the rider anniversary immediately following the annuitant’s (or the annuitant’s spouse’s if younger and the joint life option is elected) 59th birthday. ~~The withdrawal percentage is as follows:~~

~~Age at time of first withdrawal~~	~~Single Life Option Riders Issued on or after May 1, 2014~~	~~Joint Life Option Riders Issued on or after May 1, 2014~~	~~Single Life Option Riders Issued Prior to May 1, 2014~~	~~Joint Life Option Riders Issued Prior to May 1, 2014~~

~~0-58~~	~~0.00%~~	~~0.00%~~	~~0.00%~~	~~0.00%~~

~~59-64~~	~~4.00%~~	~~3.75%*~~	~~4.00%~~	~~3.50%~~

~~65-79~~	~~5.00%~~	~~4.75%*~~	~~5.00%~~	~~4.50%~~

~~≥ 80~~	~~6.00%~~	~~5.75%*~~	~~6.00%~~	~~5.50%~~

As noted above the withdrawal percentage is disclosed in Rate Sheet Prospectus Supplements included with your prospectus*. In order for you to receive the withdrawal percentage reflected in the Rate Sheet Prospectus Supplement, your application must be signed within the time period disclosed in the Rate Sheet Prospectus Supplement. We must also receive your completed application within 7 calendar days from the date that this supplement is no longer effective, and the policy must be funded within 60 calendar days from the date that this supplement is no longer effective. If these conditions are not met, your application will be considered not in good order. If you decide to proceed with the purchase of the policy, additional paperwork may be required to issue the policy with the applicable rates in effect at that time. Withdrawal percentages reflected in a Rate Sheet Prospectus Supplement with an effective period that does not include the date you signed your application will not apply to your policy. You should not purchase this rider without first obtaining the applicable Rate Sheet Prospectus Supplement. You can contact us at www.transamerica.com to receive a Rate Sheet Prospectus Supplement applicable to you. For ~~policies issued in New York~~riders issued prior to May 1, ~~these~~2015, ~~withdrawal percentages will be 0.25% lower~~the applicable withdrawal percentages are set forth in the May 1, 2016 Statement of Additional Information.

Please note, once established, the withdrawal percentage will not generally increase even though the annuitant’s age increases except in certain instances involving automatic step-ups, see Automatic Step-Up section in the prospectus.

Withdrawal Base. We use the withdrawal base to calculate the rider withdrawal amount. The withdrawal base on the rider date is the policy value . During any rider year, the withdrawal base is equal to the withdrawal base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent withdrawal base adjustments due to excess withdrawals.

Please note:

●	We determine the withdrawal base solely to calculate the rider withdrawal amount and rider fee.

●	Your withdrawal base is not a cash value, a surrender value, or a death benefit. It is not available for withdrawal, it is not a minimum return for any subaccount, and it is not a guarantee of policy value.

●	Because the withdrawal base is generally equal to the policy value on the rider date, the rider withdrawal amount may be lower if you delay electing the rider and the policy value decreases before you elect the rider.

On each rider anniversary, the withdrawal base will equal the greatest of:

●	~~Current~~current withdrawal base;
●	~~The~~the withdrawal base immediately before the rider anniversary, increased by the growth credit, if any (see Growth below);
●	~~The~~the policy value on any monthiversarySM (the same day of the month as of the rider date, or the next market day if our Administrative Office or the New York Stock Exchange are closed) within the current rider year, including the current rider anniversary (see Automatic Step-Up below).

Retirement Income Choice® 1.6 – Base Benefit – Growth

Growth. On each of the first ten rider anniversaries, we will add a growth credit to your withdrawal base if no withdrawal occurred during the preceding rider year. The ~~growth percentage is as follows~~annual growth credit is equal to the growth percentage multiplied by the withdrawal base immediately before the rider anniversary~~:~~.

~~Riders Issued On or after May 1, 2014~~	~~Riders Issued Prior to May 1, 2014~~

~~5.50%*~~	~~5.00%~~

As noted above the growth percentage is disclosed in Rate Sheet Prospectus Supplements included with your prospectus~~*~~.~~For policies issued in New York~~ In order for you to receive the growth percentage reflected in the Rate Sheet Prospectus Supplement, your application must be signed within the time period disclosed in the Rate Sheet Prospectus Supplement. We must also receive your completed application within 7 calendar days from the date that this supplement is no longer effective, and the policy must be funded within 60 calendar days from the date that this supplement is no longer effective. If these conditions are not met, your application will be considered not in good order.~~with the Joint Life Option~~ If you decide to proceed with the purchase of the policy, ~~the growth percentage~~ additional paperwork may be required to issue the policy with the applicable rates in effect at that time.~~will be 0.50% lower~~ Growth percentages reflected in a Rate Sheet Prospectus Supplement with an effective period that does not include the date you signed your application will not apply to your policy. You should not purchase this rider without first obtaining the applicable Rate Sheet Prospectus Supplement. You can contact us at www.transamerica.com to receive a Rate Sheet Prospectus Supplement applicable to you. For riders issued prior to May 1, 2015, the applicable growth percentages are set forth in the May 1, 2016 Statement of Additional Information.

~~The growth credit is equal to the growth percentage multiplied by the withdrawal base immediately before the rider anniversary.~~

Please note: Because a withdrawal will eliminate the potential application of the growth credit for that rider year, you should consider your need or possible need to take withdrawals within the first 10 rider years in deciding whether to purchase the rider.

All Rate Sheet Prospectus Supplements are also available on the Edgar system at www.sec.gov (File 333-186029 [333-186033 - NY]).

This supplement should be read and kept with your prospectus and retained for future reference.

Automatic Step-Up. On each rider anniversary, we will automatically step-up the withdrawal base to an amount equal to the greater of (1) the highest policy value on any monthiversarySM during the preceding rider year, if no excess withdrawal occurred, or (2) the policy value on the rider anniversary. If neither value is greater than the current withdrawal base or the withdrawal base increased by any growth credit, no automatic step-up will occur. The withdrawal percentage (as indicated in the ~~withdrawal percentage table~~Rate Sheet Prospectus Supplement) will also increase if you have crossed into another age band prior to the automatic step-up. Please note, the increase is part of the automatic step-up and if no automatic step-up occurs then there will be no withdrawal percentage increase.

Beginning on the fifth rider anniversary, the rider fee percentage may increase (or decrease) at the time of any automatic step-up. The rider fee percentage will not exceed the maximum rider fee percentage in effect when you purchased the rider.

Automatic Step-Up Opt Out. Each time an automatic step-up results in a rider fee percentage increase, you have the option to reject the automatic step-up and reinstate the withdrawal base, withdrawal percentage, and rider fee percentage to their respective amounts immediately before the automatic step-up, provided that you do so within 30 days after the rider anniversary on which the automatic step-up occurred. Changes as a result of the automatic step-up feature will be reversed. We must receive your rejection (each time you elect to opt out), in good order, at our Administrative Office within the same 30 day period after the rider anniversary on which the automatic step-up occurred. Opting out of one step-up does not operate as an opt-out of any future step-ups.

Withdrawal Base Adjustments. Cumulative gross partial withdrawals up to the rider withdrawal amount in any rider year will not reduce the withdrawal base. Any amount of gross partial withdrawals in excess of the rider withdrawal amount in any rider year (“excess withdrawals”) will reduce the withdrawal base, however, by the greater of the dollar amount of the excess withdrawal (if the policy value is greater than the withdrawal base) or a pro rata amount (in proportion to the reduction in the policy value when the policy value is less than the withdrawal base), possibly to zero. If an excess withdrawal reduces the policy value to zero, this rider will terminate. Withdrawal base adjustments occur immediately following excess withdrawals. See “Appendix - Hypothetical Adjusted Partial Surrenders - Guaranteed Lifetime Withdrawal Benefit Riders” for examples showing the effect of hypothetical withdrawals in more detail, including an excess withdrawal that reduces the withdrawal base by a pro rata amount. The effect of an excess withdrawal is magnified if the policy value is less than the withdrawal base. See the “Appendix - Hypothetical Adjusted Partial Surrenders - Guaranteed Lifetime Withdrawal Benefit Riders” for examples showing the effect of hypothetical excess withdrawals in more detail.

Please note: This rider terminates upon annuitization and there is a maximum annuity commencement date at which time your policy will be annuitized according to its terms. However, if you have reached your maximum annuity commencement date, we will allow you to annuitize your policy and elect to receive lifetime annuity payments which are at least equal to your rider withdrawal amount (this option also guarantees that if the annuitant dies before the sum of all annuity payments equals the policy value, and rider benefit if elected, on the maximum annuity commencement date, the annuitant’s beneficiary will receive a final payment equal to the difference). Please contact us for more information concerning your options.

The Retirement Income Choice® 1.6 rider and additional options may vary for certain policies and may not be available for all policies, in all states, at all times or through all financial intermediaries. We may discontinue offering this benefit at any time. In some cases, a benefit not available through a financial intermediary may be obtained by contacting us directly. For more information on the options for electing a benefit, please contact your financial intermediary or our Administrative Office.

OTHER INFORMATION

State Variations

The following section describes modifications to this prospectus required by one or more state insurance departments as of the date of this prospectus. Unless otherwise noted, variations apply to all forms of policies we issue. References to certain state’s variations do not imply that we actually offer policies in each such state. These variations are subject to change without notice and additional variations may be imposed as specific states approve new riders.

Arizona. Owners age 65 and above have a 30 day right to cancel. If canceled, the amount returned will include any fees and charges.

California. The policy may be canceled by returning the policy. A refund will be paid within 30 days from the date notice of cancellation was received and refund will include any fees or charges. Owners age 60 or above have the option to elect immediate investment in investment options of their choice, and receive policy value if they cancel; or, they may allocate the initial premium payment to the money market portfolio for 35 calendar days at the end of which the policy value is moved to the investment options of their choice, and they would receive return of premium if they cancel. The Nursing Care and Terminal Condition ~~Waiver~~ and the Unemployment Waivers are not available. The Income EnhancementSM is not available under the Retirement Income Choice® 1.6 rider. ~~The Retirement Income Max~~Restrictions on ownership change and ~~Retirement Income Choice~~assignments are ~~1.6 riders do not terminate upon ownership changes or assignments~~not permitted. The fixed account is not available.

Connecticut. During the right to cancel period, prior to delivery of the policy, the owner will receive return of premium. The Unemployment Waiver is not available. There is no excess interest adjustment upon annuitization. Service charge cannot be assessed at time of surrender. Transfer restrictions apply if more than one transfer is made in a 30 day period. The Income EnhancementSM is not available under the Retirement Income Choice® 1.6 rider. The Retirement Income Max® and Retirement Income Choice® 1.6 riders will not terminate for unapproved ownership changes and assignments, however, we have the right to reject certain ownership changes and assignments involving institutional investors, settlement companies or other similar organizations.

Florida. Owners have a 21 day right to cancel period and will receive ~~Return~~return of ~~Premium~~premium. The Unemployment Waiver is not available. Excess interest adjustment is not applied upon annuitization or death. The annuity commencement date is not allowed until after the first policy year. The Retirement Income Max® ~~and Retirement Income Choice~~rider ~~1.6 riders~~ will terminate if the policy to which this rider is attached has an ownership change or the policy is assigned.

Montana. The Unemployment Waiver is not available. ~~Death~~ The death benefit must be paid within 60 days and any interest due after 30 days.

New York. Under the right to cancel provision the premium payment allocated to the fixed account, if any, plus the policy value in the separate account, if any, including any fees and charges is returned. If the policy is a replacement, the right to cancel period is extended to 60 days. Additional Death Distribution rider, Additional Death Distribution + rider and the Income EnhancementSM under the Retirement Income Choice® 1.6 rider, the Unemployment Waiver and ~~Telephone~~telephone transactions are not available. There is no excess interest adjustment. ~~Death~~ The death benefit payable during the accumulation phase is the greater of policy value or guaranteed minimum death benefit, if any. ~~Policy~~ The policy value is used upon annuitization. ~~Annuity~~ The annuity commencement date cannot be earlier than the first policy anniversary. The Retirement Income Max® Rider issue requirements ~~are~~ for the annuitant ~~is~~are 58 - 85 for Single Life or 65 - 85 for Joint Life. Guaranteed Principal SolutionSM, Retirement Income Max® and Retirement Income Choice® 1.6 rider fees cannot be deducted from the fixed account if available. ~~The Retirement Income Max~~Restrictions on ownership change and ~~Retirement Income Choice~~assignments are ~~1.6 riders do not terminate upon ownership changes or assignments~~not permitted.

North Dakota. Right to cancel period is 20 days.

APPENDIX

GUARANTEED LIFETIME WITHDRAWAL BENEFIT COMPARISON TABLE

Important aspects of the Guaranteed Principal SolutionSM Rider, the Retirement Income Max® Rider or the Retirement Income Choice® 1.6 Rider are summarized in the following chart.

Note: The Guaranteed Principal SolutionSM Rider, the Retirement Income Max® Rider or the Retirement Income Choice® 1.6 Rider and any additional options available under these riders, may vary for certain policies and may not be available for all policies or in all states. You should consult with tax and financial professionals to determine which of these riders is appropriate for you.

Guaranteed Principal SolutionSM Rider	Retirement Income Max® Rider	Retirement Income Choice® 1.6 Rider
Benefit:	Benefit:	Benefit:
Provides:	Provides:	Provides:

(1) Guaranteed Minimum Accumulation Benefit (“GMAB”) — Ten years after you elect the rider (“guaranteed future value date”), your policy value will equal your guaranteed future value (calculated as described below). After that date, the guaranteed future value equals zero.

(2) Guaranteed Minimum Withdrawal Benefit (“GMWB”) — a maximum annual withdrawal amount (calculated as described below) regardless of your policy value; we account for withdrawals you take under the rider by applying two different withdrawal guarantees, “principal back,” for withdrawals of up to 7% of your total withdrawal base, or “for life,” for withdrawals up to 5% of your total withdrawal base.

(1) Guaranteed Lifetime Withdrawal Benefit (“GLWB”) — i.e., a series of cash withdrawals (and payments from us, if necessary) regardless of the performance of the designated investment options that you select.

(2) Growth — On each of the first 10 rider anniversaries, we add a growth credit to your withdrawal base if no withdrawal occurred during the preceding rider year. The growth credit is equal to the growth percentage multiplied by the withdrawal base immediately before the rider anniversary. The growth percentage is disclosed in the applicable Rate Sheet Prospectus Supplement.

(3) Automatic Step-Up — We will automatically step-up the withdrawal base on each rider anniversary. You can opt out of the automatic step-up if the automatic step-up would result in an increase in the rider fee percentage.

(1) Guaranteed Lifetime Withdrawal Benefit (“GLWB”) — i.e., a level of cash withdrawals (and payments from us, if necessary) regardless of the performance of the designated investment options that you select – if you invest in certain designated investment options.

(2) Growth — On each of the first 10 rider anniversaries, we add a growth credit to your withdrawal base if no withdrawal occurred during the preceding rider year. The growth credit is equal to the growth percentage multiplied by the withdrawal base immediately before the rider anniversary.~~For riders issued on or after May 1,~~. ~~2014~~The~~5.5%For riders issued prior to~~ growth percentage is disclosed~~May 1~~ in~~, 2014~~the~~5.0%~~ applicable Rate Sheet Prospectus Supplement.

(3) Automatic Step-Up — We will automatically step-up the withdrawal base on each rider anniversary. You can opt out of the automatic step-up if the automatic step-up would result in an increase in the rider fee percentage.

Upgrades:		Upgrades:

(1) Before the annuitant’s 86th birthday, you can upgrade the total withdrawal base (for GMWB) and the guaranteed future value (for GMAB) by sending us written notice.

(2) If you upgrade, the current rider terminates and a new rider is issued (which may have a higher rider fee).

You may request by sending us written notice. If you elect to manually reset, the current rider terminates and a new rider is issued (which may have a higher rider fee percentage and lower growth rate percentage.) If you have elected the joint life option under the rider, you cannot elect a manual reset if the annuitant or the annuitant’s spouse is 86 or older (unless state law requires a lower maximum age).

GUARANTEED LIFETIME WITHDRAWAL BENEFIT COMPARISON TABLE — (Continued)

Guaranteed Principal SolutionSM Rider	Retirement Income Max® Rider	Retirement Income Choice® 1.6 Rider
	Additional Options:	Additional Options:
	Joint Life Option — You may elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. The annuitant’s spouse must be either a joint owner (along with the annuitant) or the sole primary beneficiary (without a joint owner). The use of joint life option may not be permitted in the case of certain non-natural owners.	(1)	Death Benefit Option — You may add an amount to the death benefit payable under the base policy.
		(2)	Joint Life Option — You may elect to postpone termination of the rider until the later of the death of the annuitant or the death of the annuitant’s spouse. The annuitant’s spouse must be either a joint owner (along with the annuitant) or the sole primary beneficiary (without a joint owner). The use of joint life option may not be permitted in the case of certain non-natural owners.
(3)

Income EnhancementSM Option — If the rider has been in effect for at least 12 months, then you may elect to have your withdrawal percentage increase to 150% of the non-income enhanced withdrawal percentage if either the annuitant or the annuitant’s spouse, if the joint life option is elected, is confined in a hospital or nursing facility because of a medical necessity, and has been so confined for an “elimination period” (i.e., 180 days within the last 365 days). You cannot elect this option if the qualifying person(s) is/are already confined in a hospital or nursing facility when the rider is elected. In addition, the increase to the withdrawal percentage stops when the qualifying person(s) is/are no longer confined.

Availability:	Availability:	Availability:
0 - 80 (unless state law requires a lower maximum issue age	Younger than age 86 (unless state law requires a lower maximum issue age)	Younger than age 86 (unless state law requires a lower maximum issue age)
Current Charge:	Current Charge:	Current Charge:
1.25% of total withdrawal base on each rider anniversary under the “principal back” withdrawal guarantee under the rider.	1.25% annually (single life and joint life) of withdrawal base deducted on each rider quarter.	(1)	for Base Benefit only — (single and joint life) of withdrawal base deducted on each rider quarter: For riders issued on or after
		May 1, 2014	0.70% to 1.45% annually
For riders issued prior to
		May 1, 2014	0.70% to 1.55% annually
		(2)	with Death Benefit Option — 0.40% (single life) or 0.35% (joint life) annually of withdrawal base deducted on each rider quarter, in addition to the base benefit fee;
		(3)	with Income EnhancementSM Option — 0.30% (single life) or 0.50% (joint life) annually of withdrawal base deducted on each rider quarter, in addition to the base benefit fee.
Investment Restrictions:	Investment Restrictions:	Investment Restrictions:

Portfolio Allocation Method (“PAM”) — We monitor your policy value and, as we deem necessary to support the guarantees under the rider, may transfer amounts between investment options that we designate and the variable investment options that you select.

	You must allocate 100% of your policy value to one or more investment options that we designate.	You must allocate 100% of your policy value to one or more investment options that we designate.
Withdrawal Option:	Withdrawal Percentages (Single Life):	Withdrawal Percentages (Single Life):

5% For Life - Policyholder can withdraw up to 5% of the 5% For Life total withdrawal base each year starting with the rider anniversary following the annuitant’s 59th birthday until at least the later of the death of the annuitant or the time when the 5% For Life Minimum Remaining Withdrawal Amount has reached zero.

	The withdrawal percentage is disclosed in the applicable Rate Sheet Prospectus Supplement.	~~0~~The withdrawal percentage is disclosed in the applicable Rate Sheet Prospectus Supplement~~-~~ .~~580.0%59-644.0%65-795.0%80+6.0%~~

GUARANTEED LIFETIME WITHDRAWAL BENEFIT COMPARISON TABLE — (Continued)

Guaranteed Principal SolutionSM Rider	Retirement Income Max® Rider	Retirement Income Choice® 1.6 Rider
Withdrawal Option:	Withdrawal Percentages (Joint Life):	Withdrawal Percentages (Joint Life):
7% Principal Back - Policyholder can withdraw up to 7% of the 7% Principal Back total withdrawal base per year until at least the time at which the 7% Principal Back minimum remaining withdrawal amount has reached zero.	The withdrawal percentage is disclosed in the applicable Rate Sheet Prospectus Supplement.

~~For riders issued on or after May 1~~The withdrawal percentage is disclosed in the applicable~~, 2014~~Rate~~0-580.0%59-643.75%65-794.75%80+5.75%For riders issued prior to May 1~~ Sheet Prospectus Supplement~~,~~

. ~~20140-580.0%59-643.5%65-794.5%80+5.5%~~